Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

January 14, 2009

VIA FACSIMILE AND EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 8 to Registration Statement
on Form SB-2 on Form S-1/A
Filed December 18, 2008
File No. 333-146331

Dear Mr. Mancuso:

Pursuant to your comment letter dated January 9, 2008 and your subsequent telephone conversation of January 13, 2009 with our legal counsel, we ask that the Staff reconsider its current position with respect to comment 1, which is reproduced below for your convenience.

Recent Sales of Unregistered Securities, page II-2

1.
We note your response to prior comment 1; however, we are unable to agree that the holding period for purposes of Rule 144 began while you took the position that the shares were not validly issued. Rather, the holding period began on the date of the settlement agreement. Please revise as necessary.

As previously stated, and as our legal counsel reiterated during their telephone conversation with you, we strongly disagree with your position regarding the commencement of the holding period of the shares in question for purposes of Rule 144. The shares were issued in November 2007. In connection with the settlement agreement, we conceded that services were performed by the consultants shortly after the shares were issued. Therefore, we cannot understand the basis for your conclusion that the holding period did not commence until settlement agreements were reached in November 2008.

Although comment 1 was silent regarding the basis, during your telephone conversation with our legal counsel, you stated three interrelated concerns that we understand to be the basis for your position: (i) that the holders were not at market risk until the settlements were reached because we would not have permitted the holders to transfer their shares; (ii) that the allegations in our complaints claimed that there had been no consideration, and therefore there was no consideration until the settlement agreements were reached; and (iii) that it would invite abuse and manipulation to permit parties to a litigation to agree, in connection with settlement in which shares would be issued, that the consideration for the shares was given at any time prior to the consummation of the settlement. In seeking reconsideration of your position, we would like to summarize the response our legal counsel gave during your telephone conversation.

Mr. Russell Mancuso
Securities and Exchange Commission
January 14, 2009

i.      Holders Were Not At Market Risk

With respect to unregistered issuances in exchange for future services in general, our understanding of the Staff’s interpretation of Rule 144 is that a service provider is at market risk once the services are rendered (i.e., once consideration is given). This should be a strictly factual inquiry, yet it appears that you are focused solely on whether we would have permitted the transfer of the shares. This interpretation of Rule 144 would allow an issuer to have the discretion over the timing of market risk which would violate the letter and spirit of Rule 144. For example, we and the consultants could have negotiated restrictions on transfer that went beyond those imposed by Rule 144. We do not believe such a negotiated restriction on transfer would have any bearing on when market risk was assumed. In addition, as discussed in greater detail below, we do not believe that our refusal to transfer the shares while in litigation with the holders is an appropriate proxy for the underlying factual inquiry – i.e., when were the services performed.  Here, the services were performed over a year ago between November 2007 through January 2008 with the majority of the work anticipated to be done early in these contracts.  Simply because we needed to be convinced on this point should not affect the analysis of when services were performed.

ii.           Lack of Consideration Prior to Settlement

We have stated repeatedly that do not believe that assertions made in connection with litigation are an appropriate starting point for a Rule 144 analysis. Such assertions, although verified, are nonetheless argumentative and do not necessarily represent the only conclusion that can be deduced from the facts. Moreover, parties may change their position during the course of discovery and/or settlement negotiations as new facts arise or existing facts are framed in a new light.

It appears that you are taking certain allegations we made in connection with litigation (i.e., that there had been no consideration and that services had not been performed) as the only evidence of when (or whether) services had been rendered. Presumably, you would have accepted the conclusions of the judge or jury had this litigation proceeded to judgment and there had been a factual finding that services had been rendered by the consultants. So, you cannot draw factual conclusions solely from allegations made in connection with litigation. And we believe that absent findings by an impartial judge or jury, any reasonable factual determination would take into account both objective criteria – such as the historical price spreadsheet we previously provided – and any relevant, reasonably supportable assertions.

Mr. Russell Mancuso
Securities and Exchange Commission
January 14, 2009

With respect to our allegations that there had been no consideration and that services had not been performed (which indicate when market risk was assumed), we changed our position during the course of settlement negotiations, having concluded that services indeed had been rendered (even if not necessarily to our full satisfaction).  We believe that this conclusion is clearly supported by the historical price spreadsheet we previously provided.

iii.           Risk of Manipulation

During your telephone conversation with our legal counsel, you specifically noted concern with about the following scenario: Parties to a litigation reach a settlement in principal, but a party cannot (or prefers not to) pay a settlement in cash. So, they offer to pay in shares in lieu of cash. The receiving party desires freely-tradable shares, so the parties “agree” that some prior services performed by the receiving party – not the agreement to settle – constitute the consideration for the shares, thus starting the holding period for Rule 144 purposes at a prior date. This obviously represents an “easy case” – where the transaction, although in technical compliance with Rule 144, is part of a scheme to evade the registration requirements of the Securities Act – and you seem to feel that our case is along the same continuum, perhaps at the extreme opposite end.

We believe that our settlement with these consultants is clearly not a scheme to evade the registration requirements of the Securities Act. First, we issued shares prior to the commencement of litigation – a year prior to settlement. So it was clearly contemplated well in advance of settlement – indeed, before there was even a dispute – that shares would be issued. Second, whether or not consideration had been given for the shares was the subject of the litigation. If we wanted to get free-trading shares into the hands of these consultants, all we had to do was not sue them.

In fact, we believe that the risk of manipulation is actually greater with the position you have taken (albeit different in kind). Specifically, issuers could challenge any transfer request by a service provider that had completed its services and was entitled to transfer shares under Rule 144, and thus change the effective holding period from 6 months (or 12 months, as applicable) from the date services had been performed into 6 or 12 months following the settlement of the litigation, which of course could drag on for months or years. In other words, simply by contesting them, an issuer could “prove” for Rule 144 purposes that services had not been performed.

Mr. Russell Mancuso
Securities and Exchange Commission
January 14, 2009

This seems to be a perverse outcome, particularly when the purpose of Rule 144 is simply to provide a safe harbor for a purchaser of securities to avoid being deemed an “underwriter” in connection with the resale of those securities. We appreciate the Staff’s interest in preventing abuse and manipulation of Rule 144, but we believe your position actually invites more abuse than it would prevent.

* * *

As our legal counsel stated during their telephone conversation with you, the resolution of this issue is of utmost urgency. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

       /s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.